                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)


         HyperFeed Technologies, Inc. (formerly known as PC Quote, Inc.)
        ----------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.001 par value per share
                   -------------------------------------------
                         (Title of Class of Securities)

                                   44913S 10 2
                                ----------------
                                 (CUSIP Number)

                                James F. Mosier,
                     Corporate Secretary and General Counsel
                               PICO Holdings, Inc.
                         875 Prospect Street, Suite 301
                               La Jolla, CA 92037
                                 (858) 456-6022
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

         August 9, 2003; November 2, 2004; March 15, 2005; May 1, 2005;
                      August 26, 2005 and November 1, 2005
        ---------------------------------------------------------------
            (Dates of Events which Require Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 44913S   10   2       AMENDMENT NO. 11
                                       TO
                                  SCHEDULE 13D


1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

                  PICO Holdings, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS):                                    (a)  [ ]
                                                                (b)  [ ]

3.       SEC USE ONLY:


4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):

                  WC

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):                     [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:                                 6,242,790 shares
8.       SHARED VOTING POWER:                                    None
9.       SOLE DISPOSITIVE POWER:                            6,242,790 shares
10.      SHARED DISPOSITIVE POWER:                               None

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  6,242,790 shares

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):                  [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                  80.4%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  CO; HC

 Item 1. Security and Issuer.


     This Amendment No. 11 to Schedule 13D ("Amendment No. 11") relates to the shares of Common Stock, $.001 par value (the "HyperFeed Shares"), of HyperFeed Technologies, Inc., a Delaware corporation, formerly known as PC Quote, Inc. ("HyperFeed"). The address of the principal executive offices of HyperFeed is 300 South Wacker Drive, Suite 300, Chicago, Illinois 60606.

Note: All share numbers in this Amendment No. 11 have been adjusted to reflect a one-for-ten reverse stock split effected by HyperFeed on August 9, 2003.

Item 2.    Identity and Background.

     The person filing this Amendment No. 11 is PICO Holdings, Inc.
("Holdings").

     Holdings is a California insurance and investment holding company. Holdings' business address is 875 Prospect Street, Suite 301, La Jolla, California 92037.

     The directors of Holdings include:

          (i) S. Walter Foulkrod, III, Esq., whose business address is Foulkrod Ellis Professional Corporation, Attorneys at Law, 1800 Linglestown Road, Suite 305, Harrisburg, Pennsylvania 17110. Mr. Foulkrod is an attorney and the owner of one-third of the issued and outstanding capital stock of Foulkrod Ellis Professional Corporation, Attorneys at Law. Mr. Foulkrod is a citizen of the United States.

          (ii) Richard D. Ruppert, MD, whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Dr. Ruppert is a physician. Dr. Ruppert is a citizen of the United States.

          (iii) John R. Hart, whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Mr. Hart serves as President and Chief Executive Officer of Holdings. Mr. Hart is a citizen of the United States.

          (iv) Ronald Langley, whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Mr. Langley serves as Chairman of the Board of Holdings. Mr. Langley is a citizen of the United States.

          (v) John D. Weil, whose business address is 200 North Broadway, Suite 825, St. Louis, Missouri 63102-2573. Mr. Weil serves as President of Clayton Management Company, a strategic investment company. Mr. Weil is a citizen of the United States.

          (vi) Carlos C. Campbell, whose business address is 11530 Links Drive, Reston, Virginia 20190-4821. Mr. Campbell is President of C.C. Campbell & Co., a business consulting firm. Mr. Campbell is a citizen of the United States.

     The executive officers of Holdings, in addition to Messrs. Langley and Hart, are:

          (i) Richard H. Sharpe, whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Mr. Sharpe serves as Chief Operating Officer of Holdings. Mr. Sharpe is a citizen of the United States.

          (ii) Maxim C. W. Webb, whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Mr. Webb serves as Chief Financial Officer and Treasurer of Holdings. He is a citizen of Great Britain.

          (iii) James F. Mosier, Esq., whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Mr. Mosier serves as General Counsel and Corporate Secretary of Holdings. He is a citizen of the United States.

          (iv) W. Raymond Webb, whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Mr. Webb serves as Vice President, Investments of Holdings. He is a citizen of New Zealand.

          (v) John T. Perri, whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Mr. Perri serves as Vice President, Controller of Holdings. He is a citizen of the United States.

     There is no controlling shareholder of Holdings.

     B. During the last five years, Holdings and, to the best knowledge of Holdings, no individual named in Item 2(A) of this Amendment No. 11, has been convicted in a criminal proceeding.

     C. During the last five years, Holdings and, to the best knowledge of Holdings, no individual named in Item 2(A) of this Amendment No. 11, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     Please see Item 4 of this Amendment No. 11.

Item 4. Purpose of Transaction.

     Effective August 9, 2003, HyperFeed effected a one-for-ten reverse stock split on its issued and outstanding shares.

     On November 2, 2004, HyperFeed issued to Holdings a Secured Convertible Promissory Note with a maximum principal amount of $1,500,000, which may from time to time be drawn upon by HyperFeed (the "Convertible Note"). Principal amounts outstanding accrued interest at a rate of 8% per annum and such amounts, together with all accrued and unpaid interest, became due and payable on November 1, 2005. Among other things, the delivery of a stock certificate of HyperFeed representing the number of HyperFeed Shares equal to $75,000 divided by the price per share of the


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HyperFeed Shares on the date of the Convertible Note was a condition precedent to the initial advance under the Convertible Note.

     On March 15, 2005, concurrent with the initial draw down by HyperFeed under the Convertible Note, HyperFeed issued to Holdings 25,000 HyperFeed Shares, with a fair value of $75,000.

     On March 28, 2005, HyperFeed and Holdings amended and restated the Convertible Note to increase the maximum principal amount that may be borrowed pursuant to its terms from $1,500,000 to $4,000,000 at a rate of prime plus 2.75% (the "First Restated Convertible Note").

     On May 1, 2005, the Common Stock Purchase Warrants to purchase an aggregate of 310,617 HyperFeed Shares held by Holdings expired pursuant to their terms.

     On August 26, 2005, HyperFeed and Holdings amended and restated the First Restated Convertible Note to provide that the maximum principal amount that may be borrowed pursuant to its terms is $6,000,000 at a rate of prime plus 2.75% (the "Second Restated Convertible Note"). In connection with the issuance of the Second Restated Convertible Note, Holdings received a warrant to purchase 125,000 HyperFeed Shares, at an exercise price of $1.70 per share (the "August 2005 Common Stock Warrant"). The August 2005 Common Stock Warrant expires on August 26, 2008.

     On November 1, 2005, Holdings exercised its right to convert the entire outstanding principal amount of $6,000,000 and accrued interest of approximately $200,000 under the Second Restated Convertible Note into HyperFeed Shares and was issued 4,546,479 HyperFeed Shares at a conversion rate of $1.36 per share as set forth in the Second Restated Convertible Note. Holdings used working capital to fund all advances to HyperFeed pursuant to the Convertible Note, the First Restated Convertible Note and the Second Restated Convertible Note.

Item 5. Interest in Securities of the Issuer.

     (A) (B) Beneficial Ownership of HyperFeed Shares:

                                                      HyperFeed Shares which
                                                       may be Acquired upon         Total HyperFeed      Percent of Out-
                              HyperFeed Shares      Exercise of the August 2005       Shares Bene-      standing HyperFeed
    Person (1)                 Currently Held          Common Stock Warrant          ficially Owned         Shares (2)
    ----------                 --------------       ---------------------------      --------------         ----------
Holdings                         6,117,790                    125,000(3)               6,242,790                80.4%


-------------------

(1) None of the directors or executive officers of Holdings individually beneficially owns any HyperFeed Shares. The directors and executive officers of Holdings disclaim beneficial ownership of the HyperFeed Shares beneficially owned by Holdings.

(2) The percent of the outstanding HyperFeed Shares is based upon 7,640,805 HyperFeed Shares outstanding as of November 14, 2005, and the number of HyperFeed Shares that the person may acquire upon exercise of the August 2005 Common Stock Warrant.

(3) Includes 125,000 HyperFeed Shares which may be acquired upon exercise of the August 2005 Common Stock Warrant beneficially owned directly by Holdings.

     (C) See Item 4 of this Amendment No. 11.

     (D) See Items 5(A) and 5(B) of this Amendment No. 11.

     (E) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


     See Items 4, 5(A), 5(B) and 7 of this Amendment No. 11.

     Except as set forth herein, Holdings does not have any contracts, arrangements, understandings of relationships (legal or otherwise) with respect to the securities of HyperFeed, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

     Exhibit A - Common Stock Purchase Warrant covering 1,245,643 HyperFeed
                 Shares reissued to PICO Holdings, Inc. under date of December 18, 1998 (void after April 30, 2005) (Incorporated herein by reference to Exhibit B to Amendment No. 6 to Schedule 13D filed on behalf of Holdings, Physicians Insurance Company of Ohio ("Physicians"), Citation Insurance Company ("Citation") and Sequoia Insurance Company with the SEC on October 31, 2000)

     Exhibit B - Common Stock Purchase Warrant covering 1,378,872 HyperFeed
                 Shares reissued to Physicians Insurance Company of Ohio under date of December 18, 1998 (sold to PICO Holdings, Inc. effective September 30, 2000 and void after April 30, 2005) (Incorporated herein by reference to Exhibit C to Amendment No. 6 to Schedule 13D filed on behalf of Holdings, Physicians, Citation and Sequoia Insurance Company with the SEC on October 31, 2000)

     Exhibit C - Common Stock Purchase Warrant covering 240,824 HyperFeed
                 Shares reissued to Citation Insurance Company under date of December 18, 1998 (sold to PICO Holdings, Inc. on May 16, 2003 and void after April 30, 2005) (Incorporated herein by reference to Exhibit D to Amendment No. 6 to Schedule 13D filed on behalf of Holdings, Physicians, Citation and Sequoia Insurance Company with the SEC on October 31, 2000)

     Exhibit D - Common Stock Purchase Warrant covering 240,824 HyperFeed
                 Shares reissued to Sequoia Insurance Company under date of December 18, 1998 (sold to PICO Holdings, Inc. on June 18, 2002 and void after April 30, 2005) (Incorporated herein by reference to Exhibit E to Amendment No. 6 to Schedule 13D filed on behalf of Holdings, Physicians, Citation and Sequoia Insurance Company with the SEC on October 31, 2000)

     Exhibit E - Secured Convertible Promissory Note dated November 2, 2004
                 (Incorporated herein by reference to Exhibit 10.1 to Form 8-K (file no. 0-13093) filed by HyperFeed on November 8, 2004)

     Exhibit F - Amended and Restated Secured Convertible Promissory Note dated
                 March 28, 2005 (Incorporated herein by reference to Exhibit 10.(O) to Form 10-K (file no. 0-13093) filed by HyperFeed on March 31, 2005)

     Exhibit G - Amended and Restated Secured Convertible Promissory Note dated
                 August 26, 2005 (Incorporated herein by reference to Exhibit
                 10.1 to Form 8-K (file no. 0-13093) filed by HyperFeed on September 1, 2005)

     Exhibit H - Warrant to Purchase 125,000 Shares of Common Stock of
                 HyperFeed Technologies, Inc. (Incorporated herein by reference to Exhibit 10.2 to Form 8-K (file no. 0-13093) filed by HyperFeed on September 1, 2005)

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 16, 2005                    PICO HOLDINGS, INC.


                                            By: /s/ James F. Mosier
                                                ------------------------
                                                James F. Mosier,
                                                General Counsel and Secretary